FINANCIAL STATEMENTS
CAGLE FOODS JV, L.L.C.

For the Year ended December 27, 1997 and December 28, 1996 with Report of Independent Auditors
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INDEPENDENT AUDITORS' REPORT
Steering Committee of Cagle Foods JV, L.L.C.

We have audited the accompanying balance sheet of Cagle Foods JV, L.L.C. as of December 27, 1997 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements as of and for the year ended December 28, 1996 were audited by other auditors whose report dated March 14, 1997 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 27, 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche LLP
Atlanta, Ga.
February 20, 1998
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CAGLE FOODS JV, L.L.C.
BALANCE SHEETS
(In Thousands)                      December 27, 1997      December 28, 1996
Assets
Current assets:
   Cash                             $             202        $           217
   Accounts receivable:
     Related parties                           10,622                  6,355
     Other                                      2,600                  1,642
                                      ---------------        ---------------
                                               13,222                  7,997
  Inventories                                  14,059                 18,712
  Prepaid expenses                                604                    366
                                     ----------------        ---------------
Total current assets                           27,087                 27,292

Investment in affiliated companies              1,752                  1,351
Property, plant, and equipment:
  Land                                            923                    963
  Land improvements                             2,235                  2,155
  Buildings and building equipment             40,849                 23,619
  Machinery and equipment                      22,078                 21,423
  Furniture and fixtures                          440                    387
  Construction-in-process                          77                    733
                                     ----------------          -------------
                                               66,602                 49,280
  Accumulated depreciation                     13,793                  9,146
                                     ----------------         --------------
                                               52,809                 40,134
Other assets                                      801                    560
                                     ----------------          -------------
                                              $83,449                $69,337
 .                                    ================          =============
Liabilities and members' equity

Current liabilities:
  Accounts payable                     $        6,816           $      6,066
  Accrued expenses                              4,315                  3,129
  Current portion of long-term debt             6,500                      -
                                       --------------          -------------
Total current liabilities                      17,631                  9,195

Long-term debt                                 35,950                 35,676

Members' Equity                                32,868                 24,466
                                       --------------            -----------
 .                                             $83,449                $69,337
 .                                    ================          =============

See notes to financial statements.

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CAGLE FOODS JV, L.L.C.
STATEMENTS OF INCOME
(In Thousands)                                 Year ended       Year ended
                                              Dec.27,1997      Dec.28,1996
                                            --------------    --------------
Net sales:
  Related parties                                $184,979          $147,218
  Other                                            13,361            11,672
 .                                           --------------    --------------
Total Net Sales                                   198,340           158,890

Cost of products sold                             177,874           141,623
Selling and administrative expenses                 1,763             8,077
 .                                           --------------    --------------
                                                  179,637           149,700
 .                                           --------------    --------------
Operating income                                   18,703             9,190

Other income (expense):
  Other income                                        439               345
  Interest expense                                 (2,451)           (2,781)
  Other expense                                    (2,493)           (1,891)
 .                                          ---------------    --------------
Net income                                 $       14,198     $        4,863
 .                                          ===============    ==============

See notes to financial statements.

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CAGLE FOODS JV, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
(In Thousands)

                                    Executive     Cagle's,
                                   Holdings Ltd.   Inc.  	  Total
                                   ------------- ---------  --------
Balance - December 30, 1995              $8,423    $8,424    $16,847

 Capital Contribution                     3,152     3,152      6,304

 Net Income                               2,432     2,431      4,863

 Distribution of income                  (1,774)   (1,774)    (3,548)
                                    --------------------------------
Balance - December 28, 1996              12,233    12,233     24,466

 Net Income                               7,099     7,099     14,198

 Distribution of income                  (2,898)   (2,898)    (5,796)
                                    --------------------------------
Balance - December 27, 1997             $16,434   $16,434    $32,868

See notes to financial statements.

CAGLE FOODS JV, L.L.C.
STATEMENTS OF CASH FLOWS
(In Thousands)
                                               Year ended          Year ended
                                         December 27,1997    December 28,1996
                                             ------------        ------------
Operating activities:
Net income                                   $      4,198        $      4,863
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization                   4,375               4,385
    Undistributed income of affiliates               (401)               (327)
    Gain on sales of property, plant and equipment    (39)                (17)
    Changes in operating assets and liabilities:
      Accounts receivable                          (5,225)               (923)
      Inventories                                   4,653              (9,339)
      Prepaid expenses                               (238)                (37)
      Other assets                                   (439)                (20)
      Accounts payable                                750               1,754
      Accrued expenses                              1,186                 578
                                             -------------       -------------
Net cash provided by operating activities          18,820                 917

Investing activities:
Proceeds from the sale of property,
     plant, and equipment                             129                  44
Purchases of property, plant, and equipment       (16,942)             (1,718)
Investment in affiliated company                                           (3)
                                             -------------       -------------
Net cash used in investing activities             (16,813)             (1,677)

Financing activities:
Long-term borrowings                                8,625                 285
Repayments of long-term debt                       (4,851)             (3,675)
Distribution of income                             (5,796)             (3,548)
Capital contributions                                                   6,304
                                             -------------       -------------
Net cash used in financing activities              (2,022)               (634)
                                             -------------       -------------
Net decrease in cash and cash equivalents             (15)             (1,394)
Cash and cash equivalents:
      Beginning of period                             217               1,611
                                             -------------       -------------
      End of period                          $        202    $            217
          		                           =============       =============
Supplemental disclosures of cash flow
 Information- Cash paid during the year
 for interest (net of capitalized
 interest of $280 in 1997)                   $      2,741        $      2,546
 .                                            =============       =============
See notes to financial statements.

Cagle Foods JV, L.L.C.
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 27, 1997 AND DECEMBER 28, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
Cagle Foods JV, L.L.C. (the "Company") was established as a Limited Liability Company on March 27, 1993 and is a joint venture between Cagle's, Inc. and Executive Holdings Ltd. The latest date at which the Limited Liability Company is to dissolve is 2022. The Company is engaged in the production and sale of processed chicken. Primarily all of the Company's sales are made to Executive Holdings Ltd. (see Note 3)

Inventories
Live field inventories are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at December 27, 1997 and December 28, 1996 consist of the following
(in thousands):                                 1997                  1996
                                             --------              --------
Finished products                            $  2,703              $  5,666
Field inventory, breeders, and eggs            10,237                12,111
Feed, ingredients, and medication                 826                   654
Supply Inventory                                  293                   281
                                      ----------------    ------------------
                                             $ 14,059              $ 18,712
 .                                     ================    ==================
Property, Plant, and Equipment
Property, plant, and equipment is stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:
          Buildings and improvements                     3-30 years
          Machinery, furniture and equipment             3-17 years
          Vehicles                                       1-8  years


Other Assets
Other assets consist primarily of organizational costs and loan origination fees which are amortized on a straight-line basis over seven years. Accumulated amortization related to organization costs and loan origination fees was $729,000 and $512,000 at December 27, 1997 and December 28, 1996, respectively.

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Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivables, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year-End
The Company follows a fiscal year which ends on the Saturday nearest to the end of the month of December.

Income Taxes
The Company is a Limited Liability Company and has received a ruling from the Internal Revenue Service which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

Interest Rate Swap Agreements
These agreements involve the receipt of a floating-rate of interest on long-term debt in exchange for fixed-rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The fair values of the swap agreements are not recognized in the financial statements.

Reclassifications
Certain reclassifications have been made in 1996 to conform with the 1997 financial statement presentation.

2. LONG-TERM DEBT
Long-term debt at December 27, 1997 and December 28, 1996, respectively, consists of the following (in thousands):

                                                        1997              1996
                                                  -----------     ------------
Note Payable to Cagle's, Inc., variable
interest rate (7.97% at December 27, 1997
and 7.6% at December 28, 1996),
maturing on March 27, 2000                              $1,400	      $1,400

Notes payable to GA/KY Fundco LLC under a
term loan agreement, variable interest rate
(6.78% at December 27,1997) due in installments
commencing March 31, 1998                               32,950

Notes payable to GA/KY Fundco LLC under a
revolving credit agreement, variable
interest rate (6.78% at December 27, 1997
maturing on September 30, 2002                           5,100

Notes payable to financial institutions under
a revolving credit agreement, variable interest
rate (ranging from 6.50% to 6.59%
at December 28, 1996) maturing on
December 31, 1999                                                         9,951

Notes payable to financial institutions under
a term loan agreement, variable interest rate
(6.53% at December 28, 1996), due in installments
commencing March 31, 1998                                                24,325
                                                     ----------     -----------
                                                        39,450           35,676
Less amounts currently due                                6500                -
                                                     ----------     -----------
Total long-term debt                                   $32,950          $35,676

On November 7, 1997, the Company executed a loan agreement for a $33 million loan facility and $15 million revolving loan facility at variable interest rates. The proceeds were used to repay the existing term and revolving loans as described below. This agreement was entered into by GA/KY Fundco L.L.C. ("Fundco")(a 50% owned subsidiary) on the behalf of Cagle's-Keystone Foods L.L.C. ("Kentucky")(a related party) and the Company. This loan is guaranteed by the Company and Kentucky.

Fundco was established in 1997 as a 50% owned subsidiary of both the Company And Kentucky. Fundco is a special purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and Kentucky. Fundco has no other operations.

On December 20, 1993, the Company executed a loan agreement for a $28 million term loan facility and a $5 million revolving loan facility at variable interest rates. On August 16, 1995, the loan agreement was amended to increase the revolving loan commitment to $12 million, extend the revolving loan maturity date to December 31, 1998, and reduce the annual fee for the unused portion of the revolving loan commitment to 0.25%. On December 31, 1996, this debt was refinanced and the Company entered into an agreement for a $38 million term loan facility and a $12 million revolving loan facility.

Aggregate maturities of long-term debt during the years subsequent to December 27, 1997 under the term and revolving loan of Fundco related to the portion borrowed by the Company the note payable to Cagle's, Inc. are as follows
(in thousands):  For the year ended:
                                    January 2, 1999             6,500
                                    January 1, 2000             7,000
                                    December 30, 2000           8,400
                                    December 29, 2001           7,500
                                    December 28, 2002          10,050
                                                            ---------
                                                              $39,450

The Company has incurred approximately $1,277,000 in loan origination costs related to the term loan and revolver which is being amortized on a straight line basis over seven years (the term of the loan). Amortization expense related to the loan origination costs amounted to approximately $165,000 in 1997 and $152,000 in 1996.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its term and revolving note agreement which expire June 30, 2000. At December 27, 1997 and December 28, 1996, the Company had two outstanding interest rate swap agreements, having a notional amount of $18.2 million and $23.1 million, respectively. The notional amount declines over the term of the swap agreement. Approximately $8,847 and $69,336 in unrealized gains exist on these agreements at December 27, 1997 and December 28, 1996, respectively. These agreements effectively fix the average interest rate on the Company's term and revolving loan agreements at 5.845% plus a spread based on the Company's Debt to Cash flow ratio through 2000. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on LIBOR adjusted quarterly.
The Company does not intend to terminate these agreements prior to the maturity date. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest swap agreement. However, the Company does not anticipate nonperformance by the counterparties.

At December 27, 1997 the Company has an unused letter of credit amounting to $500,000.

3. RELATED PARTY TRANSACTIONS
Sales to the Company's owners (Executive Holdings Ltd./Keystone Foods Corporation and Cagle's, Inc.) represented 93.3% and 92.7% of net sales during the year ended December 27, 1997 and the year ended December 28, 1996, respectively. The Company sells deboned chicken at cost plus $.03 per eviscerated pound to Executive Holdings Ltd. The Company also sells other chicken components at market price to Cagle's, Inc.

During 1996, Executive Holdings Ltd. and Cagle's, Inc. charged the Company a management fee based on the Company's volume of production. In 1997, the management was terminated. Executive Holdings Ltd. and

Cagle's, Inc. both charge the Company administrative service fees based on the Company's volume of production. The Company pays Cagle's, Inc. for computer processing services for which it charges a fee based on the Company's volume of production.

Sales, expenses and balances with related parties for 1997 and 1996 are summarized as follows:
(In Thousands)
                                                                       Cagle's-
                                              Executive      Cagle's   Keystone
                                             Holdings Ltd.     Inc.       LLC
1997
  Sales                                        $160,972      $24,007     $
  Administrative service and other fees           1,247        1,579
Balances at year end:
  Accounts receivable                             7,182        2,253      1,187
  Note payable                                                 1,400

1996
  Sales                                        $132,344      $14,874
  Management fee                                   3,152        3,152
  Administrative service and other fees             946        1,304
Balances at year end:
  Accounts receivable                             5,223        1,132
  Note payable                                                 1,400

4. COMMITMENTS AND CONTINGENCIES
The Company leases machinery and equipment under operating leases. The leases for the machinery and equipment require payments of contingent rentals based on usage in excess of a specified minimum, and future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. Rent expense for the years ended December 27, 1997 and December 28, 1996 was approximately $471,000 and $477,000, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more made on behalf of Keystone by the Company, consisted of the following at December 27, 1997: (In Thousands)

       January 2, 1999                            $ 3,904
       January 1, 2000                              3,765
       December 30, 2000                            3,720
       December 29, 2001                            3,632
       December 28, 2002                            3,895
       Thereafter                                  10,640
                                                 --------
                                                  $29,556

The schedule above includes leases for certain vehicles which may require the Company to make additional payments if the sales price of the vehicle at the end of the lease term is below the guaranteed residual value.

During 1994, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a water tower and waste water treatment system primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the City provide adequate water and waste water treatment services. If the City is unable to provide water and waste water treatment services, the Company is not obligated to repay the debt. The cost and related debt associated with these facilities was approximately $10.1 million. The Company has agreed to make annual debt service payments of approximately $746,000 through May, 2016.

During 1995, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a power substation primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the city provide an adequate power supply to the processing plant. If the City is unable to provide an adequate power supply, the Company is not obligated to repay this debt. The total cost and debt associated with these facilities was approximately $205,000. The Company has agreed to make annual debt service payments of approximately $41,000 through June 2005.

The Company has entered into an agreement with the City of Camilla, Georgia to construct an additional waste water treatment facility to service the processing plant including the planned expansion. Under the terms of the agreement, the Company is responsible for the estimated total cost of the facility of approximately $2.1 million less any grant money received by the City of Camilla to fund this project. During 1996, the Company has incurred approximately $619,000 in costs which are to be reimbursed by the City. During 1997, the Company has received reimbursements totaling approximately $482,000. The remaining unreimbursed amounts are expected to be received during 1998. The Company will be required to reimburse the City over a twenty-year period for costs incurred in excess of grants received. Additionally, the Company will be required to pay for the maintenance and operations of the facility.

5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES
At the date the Company was formed (March 27, 1993), Cagle's, Inc. transferred their investment of approximately $894,000 (50% of the outstanding stock) in a grain elevator corporation to the Company. The investment is being accounted for under the equity method. The unaudited undistributed income for the years ended December 27, 1997 and December 28, 1996 from this affiliate allocated to the Company was approximately $416,000 and $351,000, respectively. The Company purchased, at prices approximating market, $70.2 million and $62.3 million in feed ingredients from this affiliate during 1997 and 1996, respectively.

Effective December 1995, Cagle's, Inc., Executive Holdings, L.P., and the Company formed Cagle Foods Credit, L.L.C. (the "Credit Company"). Each Company has made capital contributions of $3,000. The Credit Company was formed for the purpose of financing the facilities of the Company's contract growers. The investment is being accounted for under the equity method. The undistributed loss from this affiliate allocated to the Company was approximately $15,000 in 1997 and $21,000 in 1996.

The Credit Company executed a loan agreement for a $15 million revolving loan facility at variable interest rates. The Company has guaranteed the borrowings under the loan agreement. The Credit Company has received advances of approximately $13.1 million on the revolving loan facility as of December 27, 1997. The Credit Company has consumer loans receivable of approximately $12.8 million at December 27, 1997.

6. BENEFIT PLANS
Substantially all of the Company's union employees are covered by a union-sponsored multi-employer defined benefit plan to which the Company contributes amounts specified by the union contract. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not presented. Under the Employee Retirement Income Security Act of 1974 as amended in 1980, an employer upon withdrawal from a multi-employer plan is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits.
As of November 1, 1997, the union contract was renegotiated and as a result, pension benefits were increased by approximately 25%. Amounts paid for pension benefits for union employees totaled approximately $234,000 in 1997 and $184,000 in 1996.

The Company also has a 401(k) retirement plan for employees not covered under the collective bargaining agreement. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the Company to the 401(k) plan totaled approximately $39,000 in 1997 and $29,000 in 1996.

7. SUBSEQUENT EVENTS
On December 31, 1997, Fundco, on behalf of the Company and Kentucky, entered into two interest rare swap agreements with expiration dates of December 31, 2002, which effectively fix the average interest rate on notional amounts of $4.2 million at 6.00& and $3.6 million at 5.98%, plus a spread based on the Company's debt to cash flow ratio. These notional amounts change in the future based on amounts outstanding under the Company's term and revolving loan agreements. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on the three-month LIBOR rate.